a decade of transformation



AMETEK®

ANNUAL REPORT 2009

2008

2007

2006

2005

2004

Financial Highlights

(in millions, except per share data and number of employees)

For the Year	2009	2008	2007	2006	2005
Net sales	$2,098.4	$2,531.1	$2,136.9	$1,819.3	$1,434.5
Operating income [1]	366.1	432.7	386.6	309.0	233.5
Net income [1]	205.8	247.0	228.0	181.9	136.4
EBITDA [1] [2]	428.0	489.4	433.9	351.4	269.9
Free cash flow [3]	331.6	203.1	240.9	196.8	132.4
Capital expenditures	33.1	44.2	37.6	29.2	23.3
Diluted earnings per share [1]	1.91	2.30	2.12	1.71	1.29
Cash dividends paid per share	0.24	0.24	0.24	0.18	0.16
At Year End					
Total debt	$1,041.7	$1,111.7	$ 903.0	$ 681.9	$ 631.4
Net debt [4]	795.3	1,024.7	732.9	632.8	595.9
Stockholders' equity [5]	1,567.0	1,287.8	1,240.7	966.7	809.5
Shares outstanding	107.9	106.7	107.4	106.1	105.7
Number of employees	10,100	11,700	11,300	10,400	9,800

(1) Amounts for 2005 reflect the retrospective application of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Compensation–Stock Compensation Topic 718 to expense stock options effective January 1, 2006.

(2) EBITDA represents income before interest, income taxes, depreciation and amortization. (See table on page 25 for a reconciliation of net income reported in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") to EBITDA.)

(3) Free cash flow represents cash flow from operating activities, less capital expenditures. (See table on page 25 for a reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.)

(4) Net debt represents total debt minus cash and cash equivalents. (See table on page 25 for a reconciliation of debt reported in accordance with U.S. GAAP to net debt.)

(5) The adoption of certain provisions in FASB ASC Compensation–Retirement Benefits Topic 715 for our defined benefit pension plans, which were effective December 31, 2006, resulted in a reduction of $32.7 million to stockholders' equity. The adoption of provisions in FASB ASC Income Taxes Topic 740, as of January 1, 2007, resulted in a $5.9 million charge to the opening balance of stockholders' equity.



Net Sales
(in millions)
$2,600
2,200
1,800
1,400
1,000
00 01 02 03 04 05 06 07 08 09
10-year CAGR is 9%



Diluted Earnings per Share
$2.50
2.10
1.70
1.30
0.90
0.50
00 01 02 03 04 05 06 07 08 09
10-year CAGR is 12%

CAGR=Compound Annual Growth Rate

Letter to Shareholders

We enter 2010 financially strong. We have outstanding businesses and a solid growth plan.

Our businesses performed well in 2009, despite a difficult economic environment. The impact of the global economic downturn was greater than we had anticipated. However, our businesses responded quickly to align our cost structure with market conditions.



Frank S. Hermance
Chairman and Chief Executive Officer

Our sales of $2.1 billion were down 17% from 2008. Operating income was $366 million, compared with $433 million in 2008. Net income was $206 million, or $1.91 per diluted share, compared with $247 million, or $2.30 per diluted share, in 2008. Operating cash flow was excellent at $365 million, up 47% from 2008.

We realized early that 2009 would be a challenging year. We reacted quickly and accelerated the cost reduction activities we had initiated in the fourth quarter of 2008.

We closed or significantly scaled back 10 plants, reduced our Companywide employment levels by approximately 20% from their peak in 2008, and reduced spending Companywide. In all, those activities resulted in cost savings of $135 million in 2009.

The actions taken by our businesses to align costs were difficult, especially for the colleagues and communities affected, but they were necessary to maintain our financial and competitive position. Importantly, they did not alter the long-term growth prospects for our Company. Despite the slowdown, we remained focused on Operational Excellence and our commitment to invest in new products, new markets and global expansion.

Outlook for 2010

We are seeing improvements in many of our markets. Our fourth quarter 2009 results reflected sequentially higher sales, improved profitability and excellent cash flow. Order rates from our customers increased 20% from the prior quarter and were up 4% year over year. Also, the order rate improvement has carried into the first quarter of 2010.

For the year, we expect our businesses overall to show modest growth and for this growth to become more evident as we move through the year. We believe our strong portfolio of businesses, proven operational capabilities and lower cost structure, along with our continued focus on strategic acquisitions and internal development, will be reflected in our results for 2010.

Decade of Transformation

2009 was a single year in a decade of dramatic change for AMETEK. Over the course of that decade, we used acquisitions and internal development to transform AMETEK into a global manufacturer of highly differentiated electronic instruments and electromechanical devices. We acquired dozens of businesses, added new growth platforms, expanded lean manufacturing facilities, and increased sales and marketing worldwide. The results were significant.

Our sales topped $1 billion for the first time in 2000 and $2 billion in

Total Return to Shareholders



$900
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0
12/31 1999
12/31 2000
12/31 2001
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12/31 2009
AMETEK, Inc.
Russell 1000
Dow Jones U.S. Electronic Equipment

The chart depicts the performance of $100 invested in AMETEK, Inc. versus the Russell 1000 and the Dow Jones U.S. Electronic Equipment Indexes on December 31, 1999, including reinvestment of dividends.

2007. At the start of the decade, less than a third of our sales were international. Today, it's half. We expanded our global footprint from 15 countries in 1999 to nearly 40 today.

We saw similarly dramatic improvement in our operating results. Group operating margins improved from 15% in 1999 to 19% in 2009. Despite a difficult economy, our businesses generated $365 million in operating cash flow in 2009, compared with $87 million in 1999.

Those results are reflected in our strong stock price performance. Over the past decade, our stock price has increased more than sixfold, significantly outpacing the returns of our benchmark indexes (the Russell 1000 and the Dow Jones U.S. Electronic Equipment Indexes), each of which is below the level it was a decade ago.

The driving force behind our transformation was the solid execution of our Four Growth Strategies: Operational Excellence, Strategic Acquisitions & Alliances, Global & Market Expansion and New Product Development. Guiding the application of those strategies was an emphasis on growing the differentiated portion of AMETEK's business portfolio.

Our differentiated businesses compete on the basis of product capability, rather than price, and offer higher margins and better overall returns. Today, they account for 90% of our business. We have managed our cost-driven businesses, which make up the remaining 10%, to ensure maximum operating efficiency and strong cash generation.

Our Vision of the Future

As we enter the second decade of this century, we remain committed to achieving our vision of doubling the size and profitability of AMETEK over the next five years and our goal of double-digit percentage growth in earnings per share over the business cycle.

To achieve our vision and goal, we will continue to focus on acquiring differentiated businesses, pursuing opportunities in new and emerging technologies, and establishing additional growth platforms for the Company.

Building on a Solid Foundation

Our Four Growth Strategies serve as the foundation for our Corporate Growth Plan. Supporting those strategies is a proven management team that utilizes a disciplined business approach and adheres to a set of strong core corporate values.

Operational Excellence

Much of our success is due to the Operational Excellence culture that exists within AMETEK. Operational Excellence serves as the cornerstone for our Corporate Growth Plan. It is an essential factor in our ability to leverage our business model and bring higher sales to the bottom line. It allows us to achieve synergies from newly acquired businesses and consistently deliver quality and value to our customers.

Operational Excellence drives our focus on cost reduction and asset management. It allowed us to quickly implement our cost reduction initiatives and to maintain group operating margins at a healthy 19% in 2009, despite the economic and competitive pressures faced by our businesses.

Operational Excellence has been pivotal in achieving superior working capital and asset management results. We continue to rank above many of our peers in terms of working capital performance and see opportunities to further reduce our working capital requirements going forward, helping to drive the cash flows that support our growth plan.

Operational Excellence is the key to achieving improved operating efficiencies. It allowed us to establish a lean manufacturing platform for our floor care motors—our most cost-driven business—and smoothly expand our low-cost manufacturing at plants in China, the Czech Republic and Mexico.

Throughout 2009, we were proactive about reducing costs, and, as we move through 2010, we will continue to aggressively pursue productivity improvements and cost reductions. Supporting those cost reductions are several Companywide initiatives such as our Global Sourcing and Strategic Procurement Initiative, which generated $22 million in incremental


John J. Molinelli
Executive Vice President– Chief Financial Officer


John Wesley Hardin
President, Electronic Instruments


Timothy N. Jones
President, Electromechanical Group


David A. Zapico
President, Electronic Instruments

savings in 2009 with additional savings expected in 2010.

Strategic Acquisitions

Acquisitions will continue to play an important role as we look to grow in existing and adjacent markets. We remain an active and disciplined acquirer with strict acquisition criteria, seeking businesses in niche markets that complement our existing businesses or offer opportunities in higher-growth markets.

We conduct a thorough due diligence process to ensure that the business to be acquired meets our strategic and financial criteria. And, once it's acquired, we quickly integrate it to capitalize on synergies with existing businesses, paying close attention to cost and asset management opportunities.

Since the beginning of 2000, we have completed more than three dozen such acquisitions, representing about $1.5 billion in annualized revenue, and despite deploying $1.9 billion in capital for acquisitions since 2000, we cut our net debt-to-capital ratio from 60% at year-end 1999 to 34% at year-end 2009.

As we have executed our acquisition strategy, we have shifted our mix of businesses toward those that are differentiated and therefore offer better opportunities for growth and profitability. Recent acquisitions have strengthened our position in instrumentation for elemental analysis, nanotechnology, oil and gas production and distribution, and nuclear spectroscopy. All fit well with our core competency in measuring physical phenomena and, equally important, provide growth opportunities in new and emerging markets.

We've also used acquisitions to establish a global network of maintenance, repair and overhaul (MRO) facilities to serve the aviation aftermarket, to broaden the scope of our power instruments into electronic test and measurement equipment, and to pursue opportunities in highly engineered technical motors, motion control products and specialty metals.

Our most recent acquisitions include:

- *High Standard Aviation, a Miami-based provider of aerospace MRO services that strengthens our capabilities and broadens our global MRO footprint*
- *Unispec Marketing and Thelsha Technical Services, Mumbai-based businesses that sell, distribute and service electronic instruments throughout India*
- *Ameron Global, a California-based maker of pressurized gas systems for commercial and military aircraft and an MRO provider for aircraft fire suppression and oxygen supply systems*
- *Sterling Ultra Precision, a Tampa-based reseller of machine tools used to make lenses and molds for the niche ophthalmic lens market*

Global and Market Expansion

With half of our 2009 sales outside the United States, we intend for international sales to account for an even greater share of our total sales going forward. We have expanded our global presence with a growing network of plants, service centers and sales operations. We currently operate 37 manufacturing plants outside the United States and have more than 100 sales and service facilities in nearly 40 countries around the world.

In 2009, we established our first direct sales presence in India with AMETEK Instruments India Private Limited to better support our growing Indian customer base, and we acquired two businesses in India that provide us with a national sales and distribution network for our electronic instruments. In the Americas, our recently acquired High Standard Aviation business provides us with a key aerospace MRO hub for Latin America as well as the southeastern United States.

New Products

We enjoy an excellent reputation for technical leadership and product innovation and have maintained our new product development initiatives despite the global economic slowdown, investing more than $100 million in 2009.

Over the past five years, we have invested nearly $500 million to successfully launch a wide range of products across our lines of business. Sales of products introduced over the last three years accounted for 19% of our total revenues in 2009, reflecting both our ability to anticipate the needs of customers with the right products and improvements in the pace and quality of our innovation.

Among our recent product introductions are state-of-the-art metal analyzers, multicomponent emissions monitors, advanced microanalysis systems, ultra-lightweight radiation detectors, high-performance technical motors and motion control products, and ultraprecise surface analysis and machining systems.

Strong Core Values

Embedded within our Four Growth Strategies is the disciplined management approach that allowed us to quickly streamline our cost structure, accelerate the movement of manufacturing to low-cost facilities, and continuously improve our operating processes. It also guided our investment in new products and helped us identify, acquire and integrate new businesses.

At the heart of this management approach is a set of core values. Among them is a commitment to the highest standards of business behavior and ethical responsibility. We require all colleagues to adhere to a written Code of Ethics and have a Financial Code of Ethics for the Chief Executive Officer and senior financial managers.

Additionally, we maintain a strong system of financial controls that are actively monitored by senior management, and have implemented safeguards to further ensure the integrity and compliance of our businesses and financial systems.

We also are committed to a culture that values diversity and fosters a work environment that allows our colleagues to develop meaningful and rewarding careers. We actively challenge senior managers to recruit, train and develop individuals with diverse backgrounds and experience.

We recognize the importance of our shareholders and customers as well as the communities in which we operate. We are focused on providing our shareholders with consistent and superior returns. We strive to provide our customers with world-class products and services on time, and at a fair price. And, we are sensitive to the needs of our local communities and actively support programs that foster good corporate citizenship.

Challenges and Opportunities

While we are cautiously optimistic about the near-term economic outlook, we are extremely confident about our future. We base our confidence on our proven record of success as well as the strength and experience of our management team.

We enter 2010 financially strong. We have outstanding businesses and a solid Corporate Growth Plan built around our Four Growth Strategies. Our disciplined approach to business has yielded consistent results. Our strategy of investing in new product development and acquiring differentiated businesses has transformed the Company.

Our greatest strength remains the commitment of AMETEK colleagues worldwide to the success of our Company. Their dedicated efforts will make our vision for AMETEK a reality. We are confident our strategies will create additional value for our shareholders and appreciate your continued confidence.

On behalf of my colleagues, I thank you for your support.



Frank S. Hermance
Chairman and Chief Executive Officer
March 10, 2010

At a Glance

AMETEK is a global leader in highly differentiated electronic instruments and electromechanical devices.

Group Operating Results



EIG Sales
(in millions)
$1,450
1,200
950
700
450
00 01 02 03 04 05 06 07 08 09



EIG Income
(in millions)
$350
275
200
125
50
00 01 02 03 04 05 06 07 08 09



EMG Sales
(in millions)
$1,450
1,200
950
700
450
00 01 02 03 04 05 06 07 08 09



EMG Income
(in millions)
$350
275
200
125
50
00 01 02 03 04 05 06 07 08 09

Sales by Region: 2009 versus 1999


2009
Total=$2.1 billion
51%
5%
15%
29%
1999
Total=$925 million
68%
13%
6%
13%

Half of AMETEK's $2.1 billion in 2009 sales was from markets outside the United States—a dramatic change from the start of the decade. In 1999, less than a third of AMETEK's sales were to international markets. Since then, AMETEK has significantly expanded sales and marketing in key global regions and acquired businesses with a significant presence in overseas markets.

United States | Europe | Asia | Other countries

AMETEK is a global leader in electronic instruments and electromechanical devices with approximately 10,000 colleagues at more than 80 manufacturing locations around the world. Supporting those operations are more than 100 sales and service locations in the United States and 37 other countries.

AMETEK consists of two business groups: Electronic Instruments and Electromechanical. Electronic Instruments is a leader in advanced instruments for process, aerospace, power and industrial markets. Electromechanical is a differentiated supplier of electrical interconnects, specialty metals, technical motors and systems, and floor care and specialty motors.

Electronic Instruments Group (EIG)

- *EIG is a global leader in process and analytical instrumentation for the chemical/petrochemical, oil and gas, pharmaceutical, semiconductor, and factory automation markets.*
- *EIG also provides a growing range of analytical instruments for the research and laboratory equipment and the ultraprecision manufacturing markets.*
- *In aerospace, EIG supplies engine sensors, aircraft sensors, monitoring systems, power supplies, data acquisition units, fuel and fluid measurement systems, and cable assemblies.*
- *EIG is a leader in power quality monitoring and metering, sensors for gas turbine generators, uninterruptible power supplies, and programmable power equipment.*
- *EIG also is a leader in dashboard instruments for heavy trucks, military vehicles and construction equipment as well as timing controls and cooking computers for the food service industry.*
- *EIG additionally produces heat exchangers and custom-compounded engineered plastics.*

Electromechanical Group (EMG)

- *EMG is a leader in highly engineered electrical connectors and packaging used to protect sensitive devices in aerospace, defense and industrial applications.*
- *EMG provides high-purity powdered metals, precision strip and foil, specialty clad metals, shaped wire, and advanced metal matrix composites.*
- *EMG is a leader in technical motors, blowers and precise motion control products for data storage, medical devices, business equipment, factory automation, mass transit and other applications.*
- *EMG blowers and heat exchangers provide electronic cooling and environmental control for aerospace and defense. EMG also operates a global network of aviation maintenance, repair and overhaul facilities.*
- *EMG vacuum and specialty motors are widely used in vacuum cleaners and other consumer appliances and industrial equipment.*
- *EMG also supplies industrial battery chargers, contactors, solenoids and switches.*

A Decade of Transformation

Over the past 10 years, AMETEK has undergone a dramatic transformation thanks to solid execution of its Four Growth Strategies.

Since 1999, AMETEK has undergone a dramatic transformation. Using acquisitions and new product development, AMETEK has expanded beyond its traditional core businesses into new markets and has established new growth platforms. At the same time, it has pursued growth opportunities in overseas markets and has significantly strengthened its marketing and distribution worldwide.

Over the past 10 years, AMETEK has evolved into a global manufacturer of highly differentiated electronic instruments and electromechanical devices. It has more than doubled in size with its sales topping $1 billion for the first time in 2000 and $2 billion in 2007. Half of its sales are now outside the United States.


AMETEK
880 NSL

AMETEK's Model 880 NSL process analyzer is designed for highly demanding sulfur recovery applications.

AMETEK's businesses are more profitable today than they were at the start of the decade. Group operating margins have increased from below 15% in 1999 to 19% in 2009, and cash flow from operations increased from $87 million in 1999 to $365 million in 2009. As a result, AMETEK stock has increased more than sixfold since the end of 1999, while AMETEK's benchmark indexes (the Russell 1000 and the Dow Jones U.S. Electronic Equipment Indexes) have declined in value over that same time frame.

AMETEK started in 1999 with a well-established position in industrial process instrumentation and has developed into a global leader in high-end instruments for oil and gas, laboratory research, advanced microanalysis and nanotechnology markets. These sophisticated, higher-technology products fit well with AMETEK's core competency in measuring physical phenomena, while providing growth opportunities in several new and emerging markets.

Additionally, AMETEK leveraged a leading position in aerospace instruments and components in establishing a global network of maintenance, repair and overhaul facilities serving the aviation aftermarket. It also broadened the scope of its power instruments business to include instruments that monitor electricity transmission and distribution and, more recently, instruments that serve the electronic test and measurement equipment market.

Within its electromechanical businesses, AMETEK moved beyond its leading position in air-moving electric motors and blowers and specialty metals into a number of completely new markets such as highly engineered connectors and packaging for sensitive electronic devices, and environmental integrity systems for aircraft and military vehicles.

AMETEK undertook its business portfolio shift incrementally, using its excellent cash flow to fuel the transition to a more differentiated business model. These differentiated businesses compete on the basis of product capability, have higher growth rates and generate superior returns to shareholders. By the end of 2009, these differentiated businesses accounted for 90% of AMETEK's revenues.

At the same time, AMETEK carefully managed its cost-driven businesses, which typically have lower margins and higher capital requirements but remain strong cash generators. Within these businesses, AMETEK focused on Operational Excellence and a best-cost manufacturing strategy to ensure their continued operating efficiency, while selectively pursuing growth opportunities that leverage these businesses' global size and scope.

Advancing Innovation

One key to AMETEK's transformation has been the ability to develop innovative new products and bring them successfully to market. Since 1999, AMETEK has more than doubled its annual expenditures for new product development, which totaled nearly $500 million over the last five years.


The SPECTRO XEPOS elemental analyzer combines sophisticated performance capabilities with a compact design.

To further leverage its investment in new product development, in 2004, AMETEK introduced Design for Six Sigma, a proven methodology for improving the pace and quality of innovation. In 2009 alone, sales from AMETEK products introduced in the last three years accounted for 19% of total revenue, demonstrating AMETEK's ability to develop the right products for its customers.

Among the most recent introductions are advanced process mass spectrometers for monitoring pharmaceutical manufacture; high-resolution radiation identifiers used by Homeland Security; ultraprecise measurement tools used in semiconductor manufacture and nanotechnology research; highly sensitive multicomponent emissions monitors and infrared imaging systems for process control; and advanced microanalysis systems used in leading-edge materials science.

High-End Analytical Instruments

AMETEK has long enjoyed an excellent position in process analyzers, mass spectrometers, gauges and


Group Operating Income
(in millions)
$500
400
300
200
100
00 01 02 03 04 05 06 07 08 09


Programmable power systems from AMETEK, such as the TerraSAS, accurately model the power generation characteristics of solar arrays.

transducers. Today, it has a sizable position in the expanding market for high-end analytical instruments. AMETEK now offers sophisticated laboratory research equipment, advanced microanalysis and nanotechnology devices, highly sensitive emissions monitors, lightweight radiation detectors, and ultrahigh-speed digital cameras.

Its high-end instruments now include EDAX microanalysis systems for electron microscopes; SPECTRO optical emission and X-ray spectrometers for elemental analysis and environmental testing; CAMECA elemental analysis systems used by researchers engaged in leading-edge materials science; and Vision Research high-speed digital imaging systems used for motion capture and analysis.

Energy

AMETEK has responded to the growing global demand for energy by broadening the range of products and services it offers the energy production and electric power industries.

In oil and gas, AMETEK instruments monitor well production, reservoir development and pipeline transmission. AMETEK also offers flow meters, temperature and pressure transmitters and other instruments designed for high-pressure and ultradeep-sea oil and gas production. Further downstream, its instruments monitor gas quality, processing and distribution.

AMETEK also supplies uninterruptible power supply systems to offshore platforms and advanced cathodic protection systems that protect vital energy pipelines and structures from corrosion. In the rapidly emerging biofuels market, AMETEK instruments are used to determine the properties of fuels made from various feedstocks and refining processes.

AMETEK emissions monitors help improve operating efficiencies and reduce the production of such pollutants as carbon dioxide, nitrogen oxides, sulfur dioxide and particulates. Its ambient air monitors help detect potentially hazardous airborne emissions.

Long a leader in control room displays and event monitors for the electric power industry, AMETEK more recently has expanded into power transmission and distribution with power measurement, quality monitoring and event recorders. It also provides electric utilities with uninterruptible power supply systems, multifunction electric meters and highly specialized communications equipment for smart grid applications.

AMETEK has promising opportunities in the development and application of solar energy. In the lab, its high-end spectrometers, elemental analyzers, and surface and electrochemical measurement systems are used to identify materials and designs for more-efficient solar cells, while its programmable power systems accurately model the power generated by solar arrays.

Recognizing Leadership

AMETEK's Materials Analysis Division received the 2010 Helmut Friedlaender Business Leadership Award for building a solid management team at each of its businesses, while maintaining a policy of promoting from within whenever possible and focusing on qualified women and minorities in filling open positions.

Established in 2007 to honor the late Helmut Friedlaender, who served on AMETEK's Board for more than 50 years, the award is presented annually to an AMETEK divisional management team that has demonstrated outstanding performance against specific leadership objectives. In addition to the award, a $25,000 donation is made in honor of Helmut Friedlaender on behalf of the winning division to the college or university of its choice.



In the field, AMETEK's highly engineered metal strip is used as a substrate for the latest thin-film solar panels, and its ruggedized power inverters are integral components for solar power systems deployed in remote locations or under extreme operating conditions.

Aerospace and Defense

AMETEK has served the aviation and aerospace market for more than 50 years with aircraft and engine monitoring systems, data acquisition units, fuel and fluid measurement systems, cockpit instruments and displays. More recently, it has added thermal management systems, power monitoring and control, and environmental cooling and integrity systems. At the same time, it has significantly expanded its independent maintenance, repair and overhaul (MRO) services worldwide.

Coupling its expertise in high-performance blowers and fans with its heat exchanger and thermal management products, AMETEK now provides a variety of environmental control and electronic cooling systems to the aerospace industry. These include advanced nuclear, biological and chemical filtration systems for military aircraft, armored vehicles and naval vessels. In addition, these advanced cooling systems have been adapted to dissipate the heat generated by computer servers, routers, electronics and telecom equipment.

Among AMETEK's recent aerospace innovations is the AMPHION solid-state power controller, which serves as the building block for an entirely new aircraft power control and distribution architecture. AMPHION's patented circuitry prevents aircraft equipment from failing from a short circuit and acts as a power controller and monitor for a host of onboard devices.



With its Singapore facility, AMETEK extended its global aviation MRO footprint into Asia.

With airline operators and equipment manufacturers increasingly outsourcing MRO tasks to independent providers, AMETEK saw an opportunity to build on its well-established position within the aerospace industry and expanded its presence in the attractive aviation aftermarket. It added to both its range of services and its global footprint. Now, as industry trends continue, AMETEK is well positioned to capture a greater share of global MRO activity.

AMETEK selectively acquired and opened new MRO operations beginning in 2006. It acquired five MRO operations in the United States and three in Europe. In 2008, it broadened its MRO capabilities beyond the United States and Europe and gained greater access to the Asian aerospace market by opening a new MRO facility near Singapore's Changi Airport.

AMETEK acquired two MRO operations in 2009: Miami-based High Standard Aviation, which provides a key MRO hub for the southeastern United States and Latin America, and Ameron Global, which offers MRO services for aircraft oxygen supply and fire suppression systems.


Revenue from New Products
(in millions)
$500
400
300
200
100
0
00 01 02 03 04 05 06 07 08 09

2009 Dr. John H. Lux Total Quality Accomplishment Award

AMETEK Motors Shanghai (AMS) was chosen as the winner of the 2009 Dr. John H. Lux Total Quality Accomplishment Award for its "Mount Everest" lean manufacturing initiative. The initiative focused on reducing waste and inventory, and eliminating non-value-added processes. The result was an 80% reduction in the time to build a motor, a 90% reduction in work in process inventory and significant cost savings.

The AMETEK Motors Shanghai "Mount Everest" Team: *(Front row from left to right)* Stone Luo, John Tan, Ping Chen, Yanping Lu, Lin Liu, Jim You, Catherine Tan; *(Back row from left to right)* Sean Wu, Joyce Cai, Kevin Liu, Eugina Yu, Anna Zhang, Sam Zhao, Jack Ren, Brett Qiu; *(Not pictured)* Scott Lord.



The AMETEK Motors Shanghai "Mount Everest" Team

Differentiated Electromechanical Products

Advanced electrical interconnects and packaging, technical motors and sophisticated metal alloys offer excellent opportunities for growth in a number of highly attractive markets.

AMETEK established an entirely new growth platform in 2005 with the acquisition of HCC Industries, a maker of hermetically sealed connectors and packaging used to protect sensitive electronic devices from environmental damage in aerospace, industrial, petrochemical and telecommunications applications.

AMETEK added to that position in 2007 with custom interconnect subsystems found on many of the world's submarines and used in other demanding environments such as offshore oil and gas applications.

Already a leader in air-moving electric motors and blowers and specialty metal products, AMETEK targeted growth opportunities in highly engineered technical motors, motion control products and specialized metal alloys.

AMETEK added technical motors and motion control products for such niche applications as electronic data storage, factory automation and medical instruments. It bolstered its specialty metals portfolio with the addition of precision metal strip and foil, titanium master alloys and specialty metal powders used in surgical implants, electronic components and aerospace.

Expanding Internationally

Over the course of the past decade, AMETEK has been reshaped into a global company. As recently as 2001, AMETEK's international sales accounted for less than a third of total sales. In 2007, those sales topped $1 billion for the first time, and today, half of AMETEK's revenues and more than half of its market opportunities are outside the United States.

AMETEK continues to focus on building its international presence. As part of a best-cost manufacturing strategy, it expanded the lean manufacturing platforms for its cost-driven motor business into China, Mexico and the Czech Republic. These modern manufacturing facilities also provide growth and cost reduction opportunities for its differentiated businesses.

Acquisitions have played a key role in AMETEK's international growth. A quarter of the acquisitions completed



AMETEK's U.K. Center of Excellence for Micro- and Nanotechnology features an advanced clean room equipped with the latest instruments from AMETEK Taylor Hobson.

by AMETEK since 1999 are located outside the United States. Among them are a German leader in optical emission and X-ray spectrometers, a French manufacturer of advanced analytical instruments used in the elemental sciences and nanotechnology, and a U.K. leader in aerospace environmental control systems.

Many of AMETEK's businesses have sizable overseas markets. AMETEK has greatly expanded its international sales and marketing and has more than tripled its sales and service presence in Europe, Asia and the Middle East since 1999.

In 2006, AMETEK opened a marketing office in Moscow for its customers in Russia and the independent republics of the former Soviet Union and, in 2007, completed an expansion of a nanotechnology and metrology center of excellence in England, funded in part by the U.K. government.

While Europe remains AMETEK's largest overseas market, accounting for more than half of its total international sales, Asia is its fastest-growing region, with sales up more than fivefold since 1999.

To better serve customers in China and India, AMETEK opened a sales and service office and instrument demonstration facility in Shanghai in 2008 and a similar facility in Bangalore in 2009. With a 2009 acquisition in India, AMETEK now has a dozen offices across India serving its electronic instruments markets.

The Next Decade

As it readies to enter the second decade of the 21st century, AMETEK stands poised to benefit from its transformation, especially as the economy improves. AMETEK's success in the past decade demonstrates the soundness of the Company's strategy. As the new decade progresses, AMETEK will continue to grow its differentiated business portfolio, invest in new products, acquire businesses in related niche markets, add new growth platforms and expand globally. What is past is prologue.

International Sales


(in millions)
$1,300
1,100
900
700
500
300
00 01 02 03 04 05 06 07 08 09

Research, Development & Engineering Expense


(in millions)
$130
115
100
85
70
55
40
00 01 02 03 04 05 06 07 08 09

Management's
Discussion and Analysis

This 2009 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and footnotes are presented in AMETEK's 2009 Form 10-K, and in Appendix A to the Company's Proxy Statement for its 2010 Annual Meeting.

Overview

As a global business, AMETEK's operations are affected by global, regional and industry economic factors. However, the Company's strategic geographic and industry diversification, and its mix of products and services, have helped to limit the potential adverse impact of any unfavorable developments in any one industry or the economy of any single country on its consolidated operating results. Beginning in the fourth quarter of 2008 and throughout most of 2009, the Company experienced lower order rates as a result of the global economic recession. However, order rates stabilized in the third quarter of 2009 and began to increase in the fourth quarter of 2009, compared with the previous quarters of 2009. In 2009, the Company posted solid sales, operating income, net income and diluted earnings per share given the global economic recession. The impact of contributions from recent acquisitions combined with successful Operational Excellence initiatives had a positive impact on 2009 results.

On January 28, 2010, the Board of Directors authorized an increase of $75 million in the authorization for the repurchase of AMETEK's common stock. This increase was added to the $68.5 million that remained available as of December 31, 2009 from an existing $100 million in authorizations approved in 2008, for a total of $143.5 million available for repurchases of the Company's common stock. Subsequent to December 31, 2009, the Company repurchased 1,128,200 shares of its common stock for approximately $41.8 million through February 25, 2010. The remaining balance available for repurchases of the Company's common stock is $101.7 million as of February 25, 2010.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2009, 2008, and 2007. The discussion that follows should be read in conjunction with the condensed consolidated financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported net sales of $2,098.4 million in 2009, a decrease of $432.7 million or 17.1% when compared with net sales of $2,531.1 million in 2008. The decline in net sales was primarily attributable to lower order rates as a result of the global economic recession, partially offset by the impact of the acquisitions completed in 2009 and 2008. Net sales for Electronic Instruments Group ("EIG") were $1,146.6 million in 2009, a decrease of 18.3% from sales of $1,402.7 million in 2008. The sales decrease was due to an internal sales decline of approximately 20%, excluding an unfavorable 2% effect of foreign currency translation, driven primarily by EIG's process and industrial products businesses. Partially offsetting the sales decrease were the 2008 acquisitions of Vision Research and Xantrex Programmable. Net sales for Electromechanical Group ("EMG") were $951.8 million in 2009, a decrease of 15.7% from sales of $1,128.5 million in 2008. The sales decrease was due to an internal sales decline of approximately 21%, excluding an unfavorable 3% effect of foreign currency translation, driven primarily by the engineered materials, interconnects and packaging products and cost-driven motors businesses. Partially offsetting the sales decrease were the 2009 acquisition of High Standard Aviation and the 2008 acquisitions of Drake, MCG, Reading Alloys and Muirhead Aerospace.

Total international sales for 2009 were $1,031.7 million or 49.2% of consolidated net sales, a decrease of $193.8 million or 15.8% when compared with international sales of $1,225.5 million or 48.4% of consolidated net sales in 2008. The decline in international sales resulted from decreased international sales from base businesses of $272.5 million, which includes the effect of foreign currency translation, partially offset by the impact of the acquisitions completed in 2009 and 2008. The Company maintains a strong international sales presence in Europe and Asia by both reportable segments. Export shipments from the United States, which are included in total international sales, were $400.6 million in 2009, a decrease of $77.9 million or 16.3%, compared with $478.5 million in 2008. Export shipments declined primarily due to decreased exports from the base businesses, partially offset by the acquisitions noted above.

	(in thousands)					
	Year Ended December 31,					
	2009		2008		2007	
Net sales [1]:						
Electronic Instruments	$1,146,578		$1,402,653		$1,199,757	
Electromechanical	951,777		1,128,482		937,093	
Consolidated net sales	$2,098,355		$2,531,135		$2,136,850	
		% of Sales		**% of Sales**		**% of Sales**
Operating income [2]:						
Segment operating income:						
Electronic Instruments	$ 232,875	20.3	$ 306,764	21.9	$ 260,338	21.7
Electromechanical	166,582	17.5	175,181	15.5	167,166	17.8
Total segment operating income	399,457	19.0	481,945	19.0	427,504	20.0
Corporate administrative and other expenses	(33,407)	(1.6)	(49,291)	(1.9)	(40,930)	(1.9)
Consolidated operating income	$ 366,050	17.4	$ 432,654	17.1	$ 386,574	18.1

(1) After elimination of intra- and intersegment sales, which are not significant in amount.

(2) Segment operating income represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.

New orders for 2009 were $2,028.1 million, a decrease of $533.4 million or 20.8% when compared with $2,561.5 million in 2008. Throughout most of 2009, the Company experienced lower order rates as a result of the global economic recession. However, order rates stabilized in the third quarter of 2009 and began to increase in the fourth quarter of 2009, compared with the previous quarters of 2009 and the fourth quarter of 2008. As a result, the Company's backlog of unfilled orders at December 31, 2009 was $648.4 million, a decrease of $70.2 million or 9.8% when compared with $718.6 million at December 31, 2008.

Segment operating income for 2009 was $399.5 million, a decrease of $82.4 million or 17.1% when compared with segment operating income of $481.9 million in 2008. Segment operating income, as a percentage of sales, was 19.0% in both 2009 and 2008. The decrease in segment operating income resulted primarily from the decrease in sales noted above and higher defined benefit pension expense, partially offset by profit contributions made by the acquisitions and cost reduction initiatives, including $135 million of cost savings achieved in 2009 primarily from the restructuring activities related to fourth quarter of 2008 restructuring charges. The fourth quarter of 2008 restructuring resulted in pretax charges totaling $40.0 million, which had the effect of reducing net income by $27.3 million ($0.25 per diluted share). These charges include restructuring costs for employee reductions and facility closures ($32.6 million), as well as asset write-downs ($7.4 million). Of the $40.0 million in charges, $32.9 million of the restructuring charges and asset write-downs were recorded in cost of sales and $7.1 million of the restructuring charges and asset write-downs were recorded in Selling, General and Administrative ("SG&A") expenses. As a result of defined benefit pension plan contributions in 2009 and 2008, as well as overall stock market performance in 2009, the Company expects defined benefit pension expense to be lower in 2010 than in 2009.

SG&A expenses for 2009 were $254.1 million, a decrease of $68.5 million or 21.2% when compared with $322.6 million in 2008. As a percentage of sales, SG&A expenses were 12.1% for 2009, compared with 12.7% in 2008. The decrease in SG&A expenses was primarily the result of lower sales and the Company's cost savings initiatives. Additionally, 2008 SG&A expenses include both a $7.1 million charge, recorded in corporate administrative expenses, related to the accelerated vesting of an April 2005 restricted stock grant in the second quarter of 2008 and $7.1 million of SG&A expense related to fourth quarter of 2008 restructuring charges and asset write-downs. Base business selling expenses decreased approximately 22%, which was in line with the Company's 2009 sales decline. Selling expenses, as a percentage of sales, decreased to 10.5% for 2009, compared with 10.8% in 2008 due to the previously mentioned cost savings initiatives.

Corporate administrative expenses for 2009 were $33.2 million, a decrease of $16.0 million or 32.5% when compared with $49.2 million in 2008. As a percentage of sales, corporate administrative expenses were 1.6% for 2009, compared with 1.9% in 2008. The decrease in corporate administrative expenses was driven by the equity-based compensation associated with the accelerated vesting of restricted stock in the second quarter of 2008, lower short-term incentive compensation in 2009 and the Company's cost savings initiatives, including the restructuring activities, noted above.

Consolidated operating income was $366.1 million or 17.4% of sales for 2009, a decrease of $66.6 million or 15.4% when compared with $432.7 million or 17.1% of sales in 2008.

Interest expense was $68.8 million for 2009, an increase of $5.1 million or 8.0% when compared with $63.7 million in 2008. The increase was due to the full-year impact of the funding of the long-term private placement senior notes in the third and fourth quarters of 2008, partially offset by the repayment of a 40 million British pound ($62.0 million) borrowing under a revolving credit facility in the second quarter of 2009.

The effective tax rate for 2009 was 30.2%, compared with 32.6% in 2008. The lower effective tax rate for 2009 primarily reflects the impact of settlements of income tax examinations and benefits obtained from state and international income tax planning initiatives. The effective tax rate for 2008 includes the impact of accelerated vesting of nondeductible restricted stock amortization, offset by the impact of settlements of various income tax issues with U.S. taxing authorities and a favorable agreement in the United Kingdom related to deductible interest expense for which previously unrecognized tax benefits were recognized.

Net income for 2009 was $205.8 million, a decrease of $41.2 million or 16.7% when compared with $247.0 million in 2008. Diluted earnings per share for 2009 was $1.91, a decrease of $0.39 or 17.0% when compared with $2.30 per diluted share in 2008. Diluted earnings per share for 2008 includes the impact of the fourth quarter of 2008 restructuring charges and asset write-downs, which negatively impacted earnings by $0.25 per diluted share.

Review of Cash Flow and Financial Position

Cash provided by operating activities totaled $364.7 million in 2009, an increase of $117.4 million or 47.5% when compared with $247.3 million in 2008. The increase in operating cash flow was primarily the result of lower overall operating working capital levels, which includes the impact of a tax refund received in 2009 that resulted from the Company's higher year-end 2008 defined benefit pension contributions and $21.1 million in defined benefit pension contributions paid in 2009, compared with $79.9 million in defined benefit pension contributions paid in 2008. As a result of the 2009 and 2008 defined benefit pension plan contributions, as well as overall stock market performance in 2009, the Company's overall defined benefit pension plans were overfunded at December 31, 2009. The increase in cash provided by lower overall operating working capital was partially offset by the $41.2 million decrease in net income. Free cash flow (operating cash flow less capital spending) was $331.6 million in 2009, compared to $203.1 million in 2008. EBITDA (earnings before interest, income taxes, depreciation and amortization) was $428.0 million in 2009, compared with $489.4 million in 2008, which includes the fourth quarter of 2008 pretax restructuring charges and asset write-downs of $40.0 million. Free cash flow and EBITDA are presented because the Company is aware that they are measures used by third parties in evaluating the Company. (See table on page 25 for a reconciliation of U.S. generally accepted accounting principles ("GAAP") measures to comparable non-GAAP measures).

Cash used for investing activities totaled $106.3 million in 2009, compared with $496.6 million in 2008. In 2009, the Company paid $72.9 million for three business acquisitions, net of cash received, compared with $463.0 million paid for six business acquisitions and one technology line acquisition, net of cash received, in 2008. Additions to property, plant and equipment totaled $33.1 million in 2009, compared with $44.2 million in 2008.

Cash used for financing activities totaled $102.5 million in 2009, compared with $173.5 million of cash provided by financing activities in 2008. In 2009, net total borrowings decreased by $92.4 million, compared with a net total borrowings increase of $266.9 million in 2008. Short-term borrowings decreased $13.0 million in 2009, compared with an increase of $69.7 million in 2008. Long-term borrowings decreased $79.4 million in 2009, compared to an increase of $197.2 million in 2008.

During the second quarter of 2009, the Company paid in full a 40 million British pound ($62.0 million) borrowing under a revolving credit facility. During the fourth quarter of 2009, the Company paid in full a 10.5 million British pound ($16.9 million) floating-rate term note.

In May 2009, the Company chose not to renew its $100 million accounts receivable securitization facility. There were no borrowings under this facility at December 31, 2008.

In July 2008, the Company paid in full the $225 million 7.20% senior notes due July 2008 using the proceeds from borrowings under its existing revolving credit facility.

The second funding of the third quarter of 2007 private placement agreement to sell $450 million in senior notes occurred in July 2008 for $80 million in aggregate principal amount of 6.35% senior notes due July 2018. The 2007 private placement carries a weighted average interest rate of 6.25%. The proceeds from the second funding of the notes were used to pay down a portion of the borrowings outstanding under the Company's revolving credit facility.

In the third quarter of 2008, the Company completed a private placement agreement to sell $350 million in senior notes to a group of institutional investors. There were two funding dates for the senior notes. The first funding occurred in September 2008 for $250 million, consisting of $90 million in aggregate principal amount of 6.59% senior notes due September 2015 and $160 million in aggregate principal amount of 7.08% senior notes due September 2018. The second funding date occurred in December 2008 for $100 million, consisting of $35 million in aggregate principal amount of 6.69% senior notes due December 2015 and $65 million in aggregate principal amount of 7.18% senior notes due December 2018. The senior notes carry a weighted average interest rate of 6.93%. The senior notes are subject to certain customary covenants, including financial covenants that, among other things, require the Company to maintain certain debt-to-EBITDA and interest coverage ratios. The proceeds from the senior notes were used to pay down a portion of the borrowings outstanding under the Company's revolving credit facility.

The Company's revolving credit facility's total borrowing capacity is $550 million, which includes an accordion feature that permits the Company to request up to an additional $100 million in revolving credit commitments at any time during the life of the revolving credit agreement under certain conditions. The facility matures in June 2012. At December 31, 2009, the Company had $532.2 million available under its revolving credit facility, including the $100 million accordion feature. At December 31, 2009, no amounts were drawn under the revolving credit facility.

At December 31, 2009, total debt outstanding was $1,041.7 million, compared with $1,111.7 million at December 31, 2008, with no significant maturities until 2012. The debt-to-capital ratio was 39.9% at December 31, 2009, compared with 46.3% at December 31, 2008. The net debt-to-capital ratio (total debt less cash and cash equivalents divided by the sum of net debt and stockholders' equity) was 33.7% at December 31, 2009, compared with 44.3% at December 31, 2008. The net debt-to-capital ratio is presented because the Company is aware that this measure is used by third parties in evaluating the Company. (See table on page 25 for a reconciliation of U.S. GAAP measures to comparable non-GAAP measures).

Additional financing activities for 2009 include the receipt of net cash proceeds from the exercise of employee stock options of $11.6 million compared with $7.5 million in 2008. Cash dividends paid were $25.6 million in 2009, compared with $25.7 million in 2008. In 2008, the Company repaid $21.4 million in life insurance policy loans.

Repurchases of 1.3 million shares of the Company's common stock in 2008 totaled $57.4 million. No shares were repurchased in 2009. At December 31, 2009, $68.5 million was available under the current Board authorization for future share repurchases. On January 28, 2010, the Board of Directors authorized an increase of $75 million in the authorization for the repurchase of its common stock. This increase was added to the $68.5 million that remained available from existing authorizations approved in 2008, for a total of $143.5 million available for repurchases of the Company's common stock. Subsequent to December 31, 2009, the Company repurchased 1,128,200 shares of its common stock for approximately $41.8 million through February 25, 2010. The remaining balance available for repurchases of the Company's common stock is $101.7 million as of February 25, 2010.

As a result of the Company's cash flow activities in 2009, cash and cash equivalents at December 31, 2009 totaled $246.4 million, compared with $87.0 million at December 31, 2008. Additionally, the Company is in compliance with all of its debt covenants, which includes its financial covenants, for all of its debt agreements. The Company believes it has sufficient cash-generating capabilities from domestic and unrestricted foreign sources, available credit facilities and access to long-term capital funds to enable it to meet its operating needs and contractual obligations in the foreseeable future.

Forward-Looking Information and Risk Factors

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning risk and other factors that could have a material adverse effect on our business, or cause actual results to differ from projections, is contained in the Company's Form 10-K for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission.

Reports
of Management

Management's Responsibility for Financial Statements

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with U.S. generally accepted accounting principles consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. The system of controls provides for appropriate division of responsibility and the application of written policies and procedures. That system, which undergoes continual reevaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data.

Management is responsible for establishing and maintaining adequate controls over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements; however, there are inherent limitations in the effectiveness of any system of internal controls.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in a code of business conduct for all employees, and in a financial code of ethics for the Chief Executive Officer and Senior Financial Officers, as well as in other key policy statements publicized throughout the Company.

The Audit Committee of the Board of Directors, which is composed solely of independent directors who are not employees of the Company, meets with the independent registered public accounting firm, the internal auditors and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Proxy Statement of the Company for its 2010 Annual Meeting. Both the independent registered public accounting firm and the internal auditors have direct access to the Audit Committee.

The Company's independent registered public accounting firm, Ernst & Young LLP, is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. This report is included on page 20.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The Company's internal control over financial reporting as of December 31, 2009, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which appears on page 19.



Frank S. Hermance
Chairman and Chief Executive Officer



John J. Molinelli
Executive Vice President–Chief Financial Officer

February 25, 2010

Report
of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited AMETEK, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMETEK, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMETEK, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2009, and our report dated February 25, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania

February 25, 2010

Report

of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. at December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2009 (not presented separately herein) and in our report dated February 25, 2010, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements (on pages 21 through 23) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMETEK, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010, expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania

February 25, 2010

Condensed Consolidated
Statement of Income

	(in thousands, except per share amounts)		
	Year Ended December 31,		
	2009	2008	2007
Net sales	$ 2,098,355	$ 2,531,135	$ 2,136,850
Operating expenses:			
Cost of sales, excluding depreciation	1,435,953	1,730,086	1,444,514
Selling, general and administrative	254,143	322,552	263,472
Depreciation	42,209	45,843	42,290
Total operating expenses	1,732,305	2,098,481	1,750,276
Operating income	366,050	432,654	386,574
Other expenses:			
Interest expense	(68,750)	(63,652)	(46,866)
Other, net	(2,667)	(2,786)	(3,264)
Income before income taxes	294,633	366,216	336,444
Provision for income taxes	88,863	119,264	108,424
Net income	$ 205,770	$ 246,952	$ 228,020
Basic earnings per share	$ 1.93	$ 2.33	$ 2.15
Diluted earnings per share	$ 1.91	$ 2.30	$ 2.12
Weighted average common shares outstanding:			
Basic shares	106,788	106,148	105,832
Diluted shares	107,850	107,443	107,580

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2010 Annual Meeting.

Condensed Consolidated
Balance Sheet

	(in thousands, except share amounts) December 31,	
	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 246,356**	$ 86,980
Marketable securities	**4,994**	4,230
Receivables, less allowance for possible losses	**331,383**	406,012
Inventories	**311,542**	349,509
Deferred income taxes	**30,669**	30,919
Other current assets	**44,486**	76,936
Total current assets	**969,430**	954,586
Property, plant and equipment, net	**310,053**	307,908
Goodwill	**1,277,291**	1,240,052
Other intangibles, net of accumulated amortization	**521,888**	441,785
Investments and other assets	**167,370**	111,211
Total assets	**$3,246,032**	$3,055,542
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	**$ 85,801**	$ 18,438
Accounts payable	**191,779**	203,742
Income taxes payable	**13,345**	31,649
Accrued liabilities	**133,357**	193,684
Total current liabilities	**424,282**	447,513
Long-term debt	**955,880**	1,093,243
Deferred income taxes	**206,354**	144,941
Other long-term liabilities	**92,492**	82,073
Total liabilities	**1,679,008**	1,767,770
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	**—**	—
Common stock, $0.01 par value; authorized: 400,000,000 shares; issued: 2009 - 111,000,578 shares; 2008 - 110,188,937 shares	**1,110**	1,102
Capital in excess of par value	**224,057**	203,000
Retained earnings	**1,500,471**	1,320,470
Accumulated other comprehensive loss	**(75,281)**	(144,767)
Treasury stock: 2009 - 3,116,579 shares; 2008 - 3,461,541 shares	**(83,333)**	(92,033)
Total stockholders' equity	**1,567,024**	1,287,772
Total liabilities and stockholders' equity	**$3,246,032**	$3,055,542

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2010 Annual Meeting.

Condensed Consolidated
Statement of Cash Flows

	(in thousands)		
	Year Ended December 31,		
	2009	2008	2007
Cash provided by (used for):			
Operating activities:			
Net income	$ 205,770	$ 246,952	$ 228,020
Adjustments to reconcile net income to total operating activities:			
Depreciation and amortization	65,500	63,261	52,665
Deferred income tax expense	5,768	29,742	4,769
Share-based compensation expense	13,502	20,186	15,530
Changes in assets and liabilities, net of acquisitions:			
Decrease (increase) in receivables, inventories, and other current assets	170,768	(28,544)	(26,750)
(Decrease) increase in payables, accruals, and income taxes	(91,622)	3,161	13,421
Increase (decrease) in other long-term liabilities	3,345	(1,907)	(7,153)
Pension contribution	(21,127)	(79,905)	(5,162)
Other	12,767	(5,681)	3,183
Total operating activities	364,671	247,265	278,523
Investing activities:			
Additions to property, plant and equipment	(33,062)	(44,215)	(37,620)
Purchase of businesses, net of cash acquired	(72,919)	(463,012)	(300,569)
(Increase) decrease in marketable securities	(638)	6,323	(1,700)
Other	275	4,282	5,228
Total investing activities	(106,344)	(496,622)	(334,661)
Financing activities:			
Net change in short-term borrowings	(13,013)	69,693	(162,589)
Additional long-term borrowings	1,466	430,000	370,000
Reduction in long-term borrowings	(80,817)	(232,835)	(26,553)
Repayment of life insurance policy loans	–	(21,394)	–
Repurchases of common stock	–	(57,444)	(5,437)
Cash dividends paid	(25,579)	(25,685)	(25,748)
Excess tax benefits from share-based payments	4,096	4,890	9,464
Proceeds from employee stock plans and other	11,328	6,238	14,961
Total financing activities	(102,519)	173,463	174,098
Effect of exchange rate changes on cash and cash equivalents	3,568	(7,265)	3,088
Increase (decrease) in cash and cash equivalents	159,376	(83,159)	121,048
Cash and cash equivalents:			
Beginning of year	86,980	170,139	49,091
End of year	$ 246,356	$ 86,980	$ 170,139

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2010 Annual Meeting.

Selected Financial Data

	(in millions, except per share amounts)				
	2009	2008	2007	2006	2005
Consolidated Operating Results *(Year ended December 31)*:					
Net sales	**$2,098.4**	$2,531.1	$2,136.9	$1,819.3	$1,434.5
Operating income [1]	**$ 366.1**	$ 432.7	$ 386.6	$ 309.0	$ 233.5
Interest expense	**$ (68.8)**	$ (63.7)	$ (46.9)	$ (42.2)	$ (32.9)
Net income [1]	**$ 205.8**	$ 247.0	$ 228.0	$ 181.9	$ 136.4
Diluted earnings per share [1]	**$ 1.91**	$ 2.30	$ 2.12	$ 1.71	$ 1.29
Dividends declared and paid per share	**$ 0.24**	$ 0.24	$ 0.24	$ 0.18	$ 0.16
Diluted weighted average common shares outstanding	**107.9**	107.4	107.6	106.6	105.6
Other Data:					
Operating income - Return on sales [1]	**17.4%**	17.1%	18.1%	17.0%	16.3%
EBITDA [1] [2]	**$ 428.0**	$ 489.4	$ 433.9	$ 351.4	$ 269.9
Ratio of EBITDA to interest expense [1] [2]	**6.3x**	7.7x	9.3x	8.3x	8.2x
Depreciation and amortization	**$ 65.5**	$ 63.3	$ 52.7	$ 45.9	$ 39.4
Capital expenditures	**$ 33.1**	$ 44.2	$ 37.6	$ 29.2	$ 23.3
Cash provided by operating activities	**$ 364.7**	$ 247.3	$ 278.5	$ 226.0	$ 155.7
Free cash flow [3]	**$ 331.6**	$ 203.1	$ 240.9	$ 196.8	$ 132.4
Ratio of earnings to fixed charges	**4.8x**	6.1x	7.3x	6.6x	6.2x
Net income - Return on average total capital [1] [5]	**8.2%**	10.9%	12.0%	11.8%	10.7%
Net income - Return on average stockholders' equity [1] [5]	**14.4%**	19.5%	20.7%	20.5%	18.5%
Consolidated Financial Position at December 31:					
Current assets	**$ 969.4**	$ 954.6	$ 952.2	$ 684.1	$ 556.3
Current liabilities	**$ 424.3**	$ 447.5	$ 640.8	$ 480.9	$ 405.8
Property, plant, and equipment, net	**$ 310.1**	$ 307.9	$ 293.1	$ 258.0	$ 228.5
Total assets	**$3,246.0**	$3,055.5	$2,745.7	$2,130.9	$1,780.6
Long-term debt	**$ 955.9**	$1,093.2	$ 667.0	$ 518.3	$ 475.3
Total debt	**$1,041.7**	$1,111.7	$ 903.0	$ 681.9	$ 631.4
Stockholders' equity [5]	**$1,567.0**	$1,287.8	$1,240.7	$ 966.7	$ 809.5
Total debt as a percentage of capitalization [5]	**39.9%**	46.3%	42.1%	41.4%	43.8%
Net debt as a percentage of capitalization [4] [5]	**33.7%**	44.3%	37.1%	39.6%	42.4%
Stockholders' equity per share [5]	**$ 14.53**	$ 12.07	$ 11.56	$ 9.11	$ 7.66

(1) *Amounts for 2005 reflect the retrospective application of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Compensation–Stock Compensation Topic 718,("ASC 718") to expense stock options. The adoption of ASC 718 reduced operating income, net income and diluted earnings per share by the following amounts:*

	(in millions, except per share amounts) Reduction of amounts originally reported:		
Impact of Adopting ASC 718	Operating Income	Net Income	Diluted Earnings Per Share
2005	$5.9	$4.3	$0.04

(2) *EBITDA represents income before interest, income taxes, depreciation and amortization. EBITDA is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. It should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's financial statements. Furthermore, EBITDA measures shown for the Company may not be comparable to similarly titled measures used by other companies. The following table presents the reconciliation of net income reported in accordance with U.S. generally accepted accounting principles ("GAAP") to EBITDA:*

	(in millions) Year Ended December 31,				
	2009	2008	2007	2006	2005
Net income	**$205.8**	$247.0	$228.0	$181.9	$136.4
Add (deduct):					
Interest expense	**68.8**	63.7	46.9	42.2	32.9
Interest income	**(1.0)**	(3.9)	(2.1)	(0.4)	(0.7)
Income taxes	**88.9**	119.3	108.4	81.8	61.9
Depreciation	**42.2**	45.8	42.3	38.9	35.0
Amortization	**23.3**	17.5	10.4	7.0	4.4
Total adjustments	**222.2**	242.4	205.9	169.5	133.5
EBITDA	**$428.0**	$489.4	$433.9	$351.4	$269.9

(3) *Free cash flow represents cash flow from operating activities less capital expenditures. Free cash flow is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above). The following table presents the reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow:*

	(in millions) Year Ended December 31,				
	2009	2008	2007	2006	2005
Cash provided by operating activities	**$364.7**	$247.3	$278.5	$226.0	$155.7
Deduct: Capital expenditures	**(33.1)**	(44.2)	(37.6)	(29.2)	(23.3)
Free cash flow	**$331.6**	$203.1	$240.9	$196.8	$132.4

(4) *Net debt represents total debt minus cash and cash equivalents. Net debt is presented because the Company is aware that it is used by securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above). The following table presents the reconciliation of total debt reported in accordance with U.S. GAAP to net debt:*

	(in millions) December 31,				
	2009	2008	2007	2006	2005
Total debt	**$1,041.7**	$1,111.7	$ 903.0	$ 681.9	$ 631.4
Less: Cash and cash equivalents	**(246.4)**	(87.0)	(170.1)	(49.1)	(35.5)
Net debt	**795.3**	1,024.7	732.9	632.8	595.9
Stockholders' equity	**1,567.0**	1,287.8	1,240.7	966.7	809.5
Capitalization (net debt plus stockholders' equity)	**$2,362.3**	$2,312.5	$1,973.6	$1,599.5	$1,405.4
Net debt as a percentage of capitalization	**33.7%**	44.3%	37.1%	39.6%	42.4%

(5) *The adoption of certain provisions in FASB ASC Compensation–Retirement Benefits Topic 715, for our defined benefit pension plans, which were effective December 31, 2006, resulted in a reduction of $32.7 million to stockholders' equity. The adoption of provisions in FASB ASC Income Taxes Topic 740, as of January 1, 2007, resulted in a $5.9 million charge to the opening balance of stockholders' equity.*


Operating Income
(in millions)
$500
400
300
200
100
0
00 01 02 03 04 05 06 07 08 09


Net Income
(in millions)
$260
220
180
140
100
60
00 01 02 03 04 05 06 07 08 09


EBITDA
(in millions)
$550
470
390
310
230
150
00 01 02 03 04 05 06 07 08 09


Free Cash Flow
(in millions)
$350
300
250
200
150
100
50
0
00 01 02 03 04 05 06 07 08 09


Total Assets
(in millions)
$3,500
3,000
2,500
2,000
1,500
1,000
500
00 01 02 03 04 05 06 07 08 09


Capitalization
(in millions)
$2,500
2,000
1,500
1,000
500
0
00 01 02 03 04 05 06 07 08 09
Equity
Debt

Directors & Officers
of the Company

Board of Directors

Sheldon S. Gordon
Chairman of Union Bancaire Privée International Holdings, Inc.

Frank S. Hermance
Chairman and Chief Executive Officer

Charles D. Klein
A Managing Director of American Securities LLC and an Executive Officer of several affiliated entities

Steven W. Kohlhagen
Retired Financial Executive

James R. Malone
Founder and Managing Partner, Qorval LLC

David P. Steinmann
A Managing Director of American Securities Management L.P.

Elizabeth R. Varet
Private Investor; a Managing Director of American Securities Management L.P.

Dennis K. Williams
Retired Executive

Corporate Executive Office

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President–Chief Financial Officer

John Wesley Hardin
President, Electronic Instruments

Timothy N. Jones
President, Electromechanical Group

David A. Zapico
President, Electronic Instruments

Corporate Officers

William D. Eginton
Senior Vice President, Corporate Development

Robert S. Feit
Senior Vice President and General Counsel

Robert R. Mandos, Jr.
Senior Vice President and Comptroller

William J. Burke
Vice President, Investor Relations, and Treasurer

Donald W. Carlson
Vice President, Strategic Procurement

Thomas A. Deeney
Vice President, Corporate Compliance and Auditing

David A. Frank
Vice President, Taxation

Elaine M. Gorman
Vice President, Shared Services

William P. Lawson
Vice President and Chief Information Officer

Operating Officers

Tiziano M. Barni
Vice President and Managing Director, AMETEK Italia and AMETEK Elektromotory

Preben Carøe
Vice President, Measurement and Calibration Technologies

Tony J. Ciampitti
Vice President, Power Systems and Instruments

Matthew J. Cole
Vice President, Advanced Measurement Technology

Timothy F. Croal
Vice President, Programmable Power

Peter C. de Jong
Vice President, Operations, Electromechanical Group, Reynosa

Neil J. Desmond
Vice President, Instrumentation and Specialty Controls

Alan H. Devenish
Vice President, Materials Analysis

Matthew C. French
Vice President, Technical and Industrial Products

Allan Imrie
Vice President, Precision Instruments–Europe

Lim Meng Kee
Vice President, Asia

Charles E. Lohwasser
Vice President, Thermal Management Systems, Aerospace and Defense

Richard A. Madamba
Vice President, Maintenance, Repair and Overhaul, Aerospace and Defense

Thomas C. Marecic
Vice President, Process and Analytical Instruments

H. Ian McGavisk
Vice President, Engineered Materials, Interconnects and Packaging

Patrick J. McGeehan
Vice President, Specialty Metal Products

Gregory Myers
Vice President, HCC Industries

Denise M. Schier
Vice President, Floorcare and Specialty Motors

Roger A. Smith
Vice President, Sales and Marketing, Floorcare and Specialty Motors

James E. Visnic
Vice President, Chemical Products

Bruce P. Wilson
Vice President, Ultra Precision Technologies

Shareholder Information

Corporate Office

AMETEK, Inc.
37 North Valley Road, Building 4
Paoli, PA 19301-0801
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

Investor Communications

Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings, and other investor information are available at Investors on AMETEK's Web site: **www.ametek.com.**

Annual Meeting

Wednesday, April 28, 2010, 3 p.m.
The New York Helmsley Hotel
Turtle Bay Meeting Room
212 East 42nd Street
New York, NY 10017

All shareholders are invited to attend.

Stock Exchange Listing

New York Stock Exchange
Symbol: AME

Shareholder Services

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
718-921-8124 or 800-937-5449
www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Philadelphia, Pennsylvania

Corporate Counsel

Stroock & Stroock & Lavan LLP
New York, New York

AMETEK is an equal opportunity employer.

AMETEK®

37 North Valley Road
Paoli, PA 19301-0801